TURNING POINT THERAPEUTICS, INC.

10628 Science Center Drive, Ste. 225

San Diego, California 92121

April 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Justin Dobbie

Don Field

Tonya K. Aldave

Re:	Turning Point Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-230428)
Request for Acceleration of Effective Date

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Turning Point Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on April 16, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP at (858) 550-6142 or, in his absence, Karen E. Anderson of Cooley LLP at (858) 550-6088 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Turning Point Therapeutics, Inc.

/s/ Athena Countouriotis
By: Athena Countouriotis M.D.
Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]